Equal Energy Announces Partial Sale of Land
And Joint Venture to Develop
Oklahoma Mississippian Light Oil Play

Calgary, Alberta – (CNW – April 4, 2012) Equal Energy Ltd. (“Equal” or “the Company”) (TSX: EQU) (NYSE: EQU) is pleased to announce that, through one of its wholly owned subsidiaries, it has signed an agreement with Atlas Resource Partners, L.P. (“Atlas”) (NYSE: ARP) whereby Equal will sell 50% of its interest in approximately 14,500 net undeveloped acres prospective for Mississippian light oil for total cash consideration of approximately US$18 million. Concurrently with the sale, Equal will enter into a joint venture with Atlas to embark on an active drilling program in the Mississippian play.

Don Klapko, President and Chief Executive Officer commented, “I am pleased to have been able to reach this agreement with Atlas. This joint venture fulfills our promise to find a way to accelerate development of our Mississippian play. Atlas is an accomplished oil and gas operator with extensive drilling and completion experience over a number of horizontal plays in the U.S. The evolving Mississippian oil play in northern Oklahoma has garnered significant industry attention and has demonstrated strong results. We are excited to begin an aggressive drilling program with Atlas, deploying the proceeds from the acreage sale at the drill bit, while funding our remaining capital program within the Company’s cash flow.”

The sale of the Mississippian interests is expected to close on or about April 25, 2012. In addition to the sale agreement, Atlas and Equal (the “Parties”) will enter into a Production and Development Agreement (“PDA”) which will govern the terms under which the Parties will conduct their joint venture activities. The key terms of the PDA are:
- An initial 12 well drilling program has been agreed.
- Drilling is expected to commence early in Q3 2012.
- A joint Development Committee has been created with representatives from both Parties to establish drilling, completion and production strategy.
- Atlas will conduct drilling and completion activities.
- Equal will operate the production once the wells are completed.
- It is expected many of the wells will make use of Equal’s existing Hunton water handling infrastructure in

Grant, Garfield and Alfalfa counties thus minimizing infrastructure costs and improving project economics. Equal will initially use the proceeds of the sale to reduce debt and will then utilize its credit facility to fund participation in the drilling program. The Parties expect to drill approximately six to ten wells by year end and plan to have at least one rig running continually for the foreseeable future. Assuming a drilling density of three wells per section, the Parties estimate that as many as 90 wells could be drilled to develop the existing acreage position.

For further information:
Dell Chapman
Chief Financial Officer
(403) 538-3580 or (877) 263-0262

Don Klapko
President & CEO
(403) 536-8373 or (877) 263-0262

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma. Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB.B) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU). The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta and Oklahoma. Current production is comprised of approximately 14% crude oil, 35% NGLs and 51 % natural gas. Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium and Viking in central Alberta in addition to its extensive inventory of drilling locations in the Hunton liquids-rich, natural gas play and the Mississippian light oil play in Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law including ongoing drilling plans and cost of capital. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including the closing of the sale of certain Mississippian interests, the commencement and continuation of joint venture operations on the Mississippian play with Atlas, the repayment of debt, the availability of funds under Equal’s credit facility and the use of Equal; risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.